Software License & Development Agreement

This Software License & Development Agreement (the "Agreement") is entered into on the 10th day of January, 2008 (the "Effective Date") by and between StrikeForce Technologies Inc., a New Jersey corporation, having its principal offices at 1090 King Georges Post Road, Suite 108, Edison, NJ 08837 ("SFT") and Intersections Inc., a Delaware corporation, having its principal offices located at 14901 Bogle Drive, Suite 300, Chantilly, VA 20151("Intersections").

RECITALS

WHEREAS, SFT develops and sells proprietary identity theft prevention solution software for the prevention of identity theft in the areas of electronic transactions, database and computer security through its GuardedID software application (the "Base Application" as further defined below in Section 1.1);

WHEREAS, SFT has agreed to develop a customized version of its private labeled toolbar portion of the Base Application (the "Customized Toolbar" as further defined below in Section 1.2) with the Intersections Private Label Trademark (as defined in Section 3.2(a) below) exclusively for Intersections;

WHEREAS, Intersections would like to market and resell the Base Application and Customized Toolbar (collectively the "Licensed Applications" as further defined below in Section 1.10) to existing and new End Users (as further defined below in Section 1.4); and

WHEREAS, SFT will provide such Licensed Applications to Intersections for resale on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the promises hereof, and the mutual obligations herein made and undertaken, the parties hereto agree as follows:

TERMS & CONDITIONS

1. DEFINITIONS. For the purposes of this Agreement, the capitalized terms set forth in this Section have the following meanings:

1.1 **"Base Application"** shall mean the standard version of the SFT GuardedID identity protection software (including the standard toolbar), version 1.03 or subsequent upgrades that are generally available for purchase by third parties.

1.2 **"Customized Toolbar"** shall mean the SFT standard toolbar as described in Exhibit E customized in accordance with the Technical Requirements set forth in Exhibit A.

1.3 **"Documentation"** shall mean the printed specifications, or its digital equivalent, pertaining to the Licensed Applications and furnished therewith by SFT.

1.4 **"End User"** shall mean an Intersections current or future customer or entity that is licensed to use the Licensed Applications for personal use and not for sale or distribution.

1.5 **"End-User License Agreement"** shall mean the agreement that SFT will provide to Intersections for each End-User, which grants the End-User the license to use the Licensed Applications.

1.6 **"Enhancement(s)"** shall mean computer program modifications or additions, other than Maintenance Modifications, that may be integrated with the Licensed Applications or offered separately by SFT to Intersections and alter the functionality of the Licensed Applications or add new functions thereto.

1.7 **"Error"** shall mean a defect in the Licensed Applications that prevents it from functioning in substantial conformity with the Documentation.

1.8 **"Intellectual Property"** means any and all Trademarks, know-how, methodologies, processes, technologies, analysis, models, techniques, proprietary information, specifications, protocols, schematics, diagrams, inventions (whether or not patentable), apparatuses, hardware, tools, devices, formulae, algorithms, software, software code (in any form including without limitation source code and object code or executable code), user interfaces, and other forms of technology.

1.9 **"Intellectual Property Rights"** means any and all of the following that may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including without limitation exclusive exploitation rights, copyrights and moral rights; (b) trade secret rights; (c) patent and industrial property rights; (d) other proprietary rights in Intellectual Property of every kind and nature; and (e) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (d) of this sentence.

1.10 **"Licensed Applications"** shall refer to the Base Application and/or Customized Toolbar collectively.

1.11 **"Maintenance Modification(s)"** shall mean computer software changes to be integrated with the Licensed Applications to correct any Errors therein, but do not alter the functionality of the Licensed Applications or add new functions thereto.

1.12 **"Source Code"** shall mean the form of code for the Licensed Applications which is fully narrated with logic diagrams and flow charts and is human readable. Source Code can be translated by a computer or assembler of executions.

1.13 **"Trademark"** shall mean any trademark, service mark, or trade name.

2. PRODUCTS AND DELIVERABLES.

2.1 Deliverables. SFT shall provide Intersections with the following deliverables as described below for resale in accordance with the terms set forth herein ("Deliverables").

(a) SFT shall provide Intersections with the Base Application.

(b) SFT shall provide Intersections with the Customized Toolbar in accordance with the Technical Requirements set forth in Exhibit A.

(c) SFT shall deliver to Intersections one copy of each Deliverable set forth in Sections 2.1(a) and (b) above and its related Documentation and Source Code in compact disc format or, upon Intersections' request, via purely electronic means.

(d) SFT shall deliver to Intersections each of the additional Deliverables set forth in Exhibit A.

(e) Each Deliverable shall conform with Intersections' Trademark Guidelines that Intersections shall provide to SFT from time to time.

3. SOFTWARE LICENSE

3.1 Proprietary Rights in Software

(a) Intersections acknowledges that SFT owns and distributes in various forms the components of the Licensed Applications, and that the Licensed Applications are not generally published and embody SFT trade secrets. Except as otherwise provided for herein, all right, title and interest in and to the Base Application including without limitation, Intellectual Property Rights pertaining thereto, excluding any right to or in any Intersections Trademark, will remain vested in SFT.

(b) Except as expressly authorized by this Agreement: (1) Intersections may not use, display, copy, modify, distribute, reproduce the transfer, lease, reverse engineer, sublicense, decompile or disassemble the Licensed Applications. SFT reserves all rights not expressly granted to Intersections hereunder.

3.2 Trademarks.

(a) Intersections shall provide SFT with a private label brand name for use in the Customized Toolbar for Intersections distribution, sale or marketing under this Agreement ("Private Label Trademark"). The Private Label Trademark may include use of Intersections trademark, IDENTITY GUARD®. Intersections may pursue application(s) for registration of the Private Label Trademark in its name to include the Customized Toolbar, any products or

services currently offered by Intersections or any expansion of the goods or services reasonably related to the product or services currently offered by Intersections.

(b) In connection with Intersections' application for registration of the Private Label Trademark, StrikeForce will, at the request of Intersections, render all reasonable assistance towards obtaining such registration including, but not limited to, providing evidence of use or a Letter of Consent that may be required for any such new application.

(c) Nothing herein shall give StrikeForce any right, title or interest in Intersections Trademarks including the Private Label Trademark, and StrikeForce will do nothing inconsistent with Intersections' ownership of the foregoing Trademarks.

(d) StrikeForce agrees that it will not raise or cause to be raised any questions concerning, or objections to the validity of, or the right to the use of, the Intersections Trademarks including the Private Label Trademark or the right of Intersections thereto, on any grounds whatsoever.

(e) Neither party shall at any time file any application for any mark, or obtain or attempt to obtain ownership of any mark or trade name, in any country of the world, which mark or trade name is identical or similar to any of the other party's Trademarks including the Private Labeled Trademark.

3.3 Grant. Subject to the terms of this Agreement:

(a) SFT hereby grants to Intersections a worldwide, nonexclusive license (except with respect to the Intersections' competitors as set forth in Exhibit B, which may be modified from time to time upon mutual agreement of the parties) for the purposes of marketing, demonstrating, training, creating back-up versions and reselling the Base Application as a stand alone product. The Base Application may also be sold in conjunction with Intersections identity theft and fraud protection and remediation services and other identity theft and fraud related services to any of Intersections' existing or future clients or customers.

(b) SFT hereby grants to Intersections a worldwide, unrestricted, exclusive license to resell the Customized Toolbar as a stand alone product or in conjunction with providing Intersections identity theft and fraud protection and remediation services and other identity theft and fraud related services to any of Intersections' existing or future clients or customers.

(c) SFT hereby grants to Intersections a nonexclusive trademark license to use the mark GUARDEDID® for the purposes of marketing, demonstrating, training, creating back-up versions and reselling the Licensed Applications each as a stand alone product or in conjunction with providing Intersections identity theft and fraud protection and remediation

services and other identity theft and fraud related services ("Intersections' Services") to any of Intersections' existing or future clients or customers.

(d) Intersections hereby grants to SFT a nonexclusive limited trademark license to use the Private Label Trademark in order to perform its obligations hereunder.

3.4 Restrictions on Use of the Licensed Applications.

(a) At SFT's election, it may include an "About Private Label Trademark" button in the Customized Toolbar which will contain content that has been mutually agreed to in writing by the parties.

(b) The Licensed Applications shall be marked with such copyright, patent, trademark or other notices, proprietary legends, or restrictions as SFT may require; provided SFT has provided Intersections with at least five business days advanced notice in writing of such requirements or changes thereto.

(c) Intersections shall make no representations concerning SFT or the Licensed Applications, including any Maintenance Modifications or Enhancements, except as set forth in Section 9.1 and 9.2 ("Representations and Warranties") or the printed Documentation furnished to Intersections by SFT.

(d) Neither party may reproduce, reference, distribute, or utilize any trade name or Trademark of the other party, except solely for purposes of identifying the other party's products and programs, without the prior written approval of the other party.

3.5 Exclusivity. The right to exclusivity related to the Base Application as set forth in Section 3.3(a) above shall continue through the Initial Term and any Renewal Term provided Intersections sells a minimum of 30,000 Licensed Applications during the first year of the Initial Term of this Agreement. Notwithstanding the foregoing, exclusivity set forth in Section 3.3(b) related to the Customized Toolbar shall continue throughout the Term and any Renewal Term irrespective of whether Intersections meets the foregoing minimum requirement.

3.6 Each license sold shall include the right to use the Licensed Applications on a particular number of computers (each computer licensed shall be referred to as a "Permitted Registration"). Unless otherwise agreed to by the parties in writing, Intersections shall provide the same number of Permitted Registrations under each license that SFT provides to its GuardedID customers. In the event that SFT modifies the number of Permitted Registrations granted under each license sold to its GuardedID customers, Intersections shall be permitted to make the same modification to the licenses for the Licensed Applications.

4. ADDITIONAL OBLIGATIONS OF THE PARTIES.

4.1 SFT Additional Obligations

(a) SFT shall provide the Support Services as more fully described in Exhibit C (Technical Support Services).

(b) SFT shall maintain an up to date online "questions and answers" page to assist consumers with product installation and operations and maintain an up to date list of applications, operating systems and browsers for which the product has been certified.

(c) SFT shall maintain an up-to-date list of applications, operating systems and browsers for which they have tested operations of each of the Licensed Applications and certify its proper functioning.

(d) SFT shall provide to Intersections fifty 60-day demonstration licenses for each of the Licensed Applications for training and sales demonstration purposes at no cost.

(e) SFT shall provide a 30 day free trial period with each license of the Licensed Applications at no cost to Intersections. The 30 day trial period shall be extended to be equivalent to the number of free trial days offered to third parties for the Base Application on the SFT GuardedID website.

4.2 Intersections' Additional Obligations.

(a) Intersections shall provide technical support for the Licensed Applications to Intersections' clients and End Users as set forth in Exhibit C.

(b) Intersections shall collect End User fees for the Licensed Applications in no less than whole month increments.

5. PAYMENTS AND EXPENSES.

5.1 Fees.

(a) Base Application Commission. SFT shall pay Intersections a 35% commission for each Permitted Registration for the Base Application sold. This commission shall apply to each End User and each renewal thereafter during the term of this Agreement. The commissions will be based on revenue received, less refunds, credits, charge backs, billing processing fees, shipping and handling fees and sales or use tax. Intersections agrees to offer the Base Application for no less than the SFT standard Base Application pricing; provided SFT provides Intersections with written notice of such standard pricing and any changes thereto.

(b) Customized Toolbar License Fee. Intersections shall pay SFT a license fee of $0.35 (thirty five cents) for each Permitted Registration per month when Intersections receives payment from the End User. (For purposes of example only, if a license for the

Licensed Applications is sold that includes three Permitted Registrations, Intersections would be required to pay SFT $0.35 per Permitted Registration; therefore, Intersections would be required to pay SFT $1.05/month.)

(c) Deliverable Fee. Intersections has agreed to pay SFT $47,500 for the Deliverables set forth in Section 2.1 above in accordance with Exhibit D (MOU Payment Schedule). Intersections remitted $25,000 to SFT following execution of the July 12, 2007 MOU. Intersections shall pay SFT the balance of $22,520 upon Acceptance of the Deliverables in accordance with Section 8 below.

(d) Future Enhancement Fees. Intersections shall pay SFT $180.00 per hour for Enhancements of the Customized Toolbar it may request from time to time during the term of this Agreement.

5.2 Expenses. Unless otherwise set forth herein or in any Exhibit hereto, each party will be responsible for its own expenses related to performance under this Agreement.

5.3 Payments and Late Fees. Payments are due no more than forty-five (45) days after delivery of an invoice. Late payments will bear interest of the lesser of 1.5% per month or the maximum amount permitted at law.

5.4 Reporting. Intersections shall provide SFT monthly reports that indicate the number of Permitted Registration and licenses sold during the previous month.

5.5 Taxes. The fees and all other payments provided for under this Agreement and/or any exhibits are exclusive of any and all taxes or other charges applicable to the licensing, installation, support, or use of the Licensed Applications, and Intersections shall pay or contest in good faith any such taxes or charges within thirty (30) days after Intersections' receipt of proper bills or statements from SFT or the taxing authorities provided such bills or statements are provided promptly.

5.6 Insurance. SFT shall at its own expense secure and maintain, throughout the term of this Agreement, the insurance set forth in this Section 5.6 and furnish to Intersections certificates and required endorsements evidencing such insurance. In addition, Intersections shall be named as an "Additional Insured" to the coverages described in this Section 5.6.

(a) SFT represents and warrants that it maintains adequate commercial coverage including, Commercial General Liability Insurance with a minimum combined single limit of liability of $1,000,000 per occurrence and $ 2,000,000 aggregate for bodily injury, death, or property damage. This policy shall include products/completed operations coverage.

5.7 Financials. In the event that SFT either ceases filing or fails to file SEC required financials, SFT shall provide Intersections on a quarterly basis no more than 45 after the end of each calendar quarter with copies of SFT's current reviewed financial statements.

6. TERM & TERMINATION

6.1 Term. The term for this Agreement will begin as of the Effective Date, and continue for three (3) years (the "Initial Term") and thereafter automatically renew for additional one (1) year terms upon the expiration of the then-current term (each a "Renewal Term") unless or until the Agreement is terminated in accordance with Section 6.2 below.

6.2 Termination of Agreement.

(a) If a party (the "Defaulting Party") is in material breach of this Agreement, and the Defaulting party does not remedy that breach or default within thirty (30) calendar days after receipt from the other party of written notice of breach, the non-defaulting party will after the expiration of such thirty (30) calendar day period have the right to terminate this Agreement.

(b) Either party, at its option, may terminate this Agreement by providing written notice to the other party if the other party: (i) makes a general assignment for the benefit of creditors; (ii) suffers or permits appointment of a trustee or receiver for its business or assets if the trustee or receiver is not dismissed within 60 days; (iii) becomes subject to a voluntary or involuntary bankruptcy proceeding if the proceeding is not dismissed within 60 days; or (iv) is liquidated voluntarily or otherwise.

6.3 Effects of Expiration or Termination.

(a) Upon expiration or termination of this Agreement, and except as otherwise set forth in this Section or an applicable Exhibit, each party shall cease use of, and destroy or return to the other party, any tangible or intangible material containing Confidential Information of the other party.

(b) In the event of termination for any reason other than material breach by Intersections and provided Intersections continues to pay all undisputed fees, the terms of this Agreement shall continue in full force and effect for one year following the effective date of termination ("the Wind Down Period").

(c) Unless terminated in accordance with Section 6.2(b) above, upon completion of the Wind Down Period, Intersections shall (1) return to SFT all copies of the Licensed Applications delivered to Intersections, including all copies thereof on the servers of Intersections, and (2) destroy, and certify to SFT in writing through an officer of the corporation that it has destroyed, any copies of the Licensed Applications in its possession and have removed all software from the hosting service and/or from the servers if being utilized.

(d) In the event that this Agreement is terminated under Section 6.2(b) above, SFT hereby grants to Intersections a perpetual, fully paid up, royalty free license to use, sell, and modify the Customized Toolbar.

(e) Sections 6.3 ("Effects of Termination"), 7 ("Confidentiality"), 10 ("Indemnification"), 11 ("Limitation of Liability"), and 12 ("Miscellaneous"), and any payment obligation incurred prior to the effective date of expiration or termination of the Agreement, shall survive expiration or termination of this Agreement.

6.4 In the event that Intersections does not accept the Customized Toolbar and elects to terminate this Agreement as a result thereof, Intersections shall not be responsible for any further payments related to the Customized Toolbar hereunder.

7. CONFIDENTIALITY.

7.1 Confidential Information Defined. "Confidential Information" as used in this Agreement means information that is disclosed to a party or its Affiliate (each, the "Receiving Party") by or on behalf of the other party or its Affiliate (each, the "Disclosing Party") during the term of this Agreement, including without limitation know-how, inventions, techniques, processes, algorithms, computer software programs, schematics, financial and business data, projections, marketing plans, product development plans, operational plans and details, and designs. Notwithstanding the foregoing, "Confidential Information" does not include information that:

(a) is or becomes generally available to the public through no act or omission of the Receiving Party;

(b) was in the Receiving Party's lawful possession prior to receipt from the Disclosing Party;

(c) is lawfully disclosed to the Receiving Party by a third party without violation of any right of the Disclosing Party; or

(d) is developed by the Receiving Party without use of the Disclosing Party's Confidential Information.

7.2 Obligations. The Receiving Party may not:

(a) Use the Disclosing Party's Confidential Information for any purpose other than performance under this Agreement; or

(b) Disclose the Disclosing Party's Confidential Information to any third party without the Disclosing Party's written consent, except:

(i) To the Receiving Party's attorneys, accountants, financial advisors or board of director members, in each case only under a professional or fiduciary duty of confidentiality to the Receiving Party;

(ii) To the Receiving Party's contractor or agent under the contractor's or agent's written agreement in substance to use and disclose the information only as permitted under this Agreement; provided the Receiving Party remains liable for any breach of those obligations by its contractor or agent; or

(iii) As required under applicable law, regulation or court order, or pursuant to a third-party or government subpoena; provided the Receiving Party: (i) gives the Disclosing Party reasonable notice prior to such disclosure; and (ii) makes a reasonable effort to seek confidential treatment for the information disclosed.

8. **TESTING, EVALUATION & ACCEPTANCE.** With the exception of the Base Application, the following provisions will apply for each Deliverable:

8.1 SFT shall send a notice of completion to Intersections informing it when that the particular Deliverable is completed and will perform in all material respects in accordance with the applicable Technical Requirements ("Notice of Completion") as set forth in Exhibit A.

8.2 Upon delivery of the Notice of Completion, SFT agrees to deliver the Deliverable to Intersections for testing to determine whether the Deliverable complies with the Technical Requirements ("Acceptance Criteria"). Unless Intersections provides a deficiency letter detailing a deviation from the Technical Requirements within ninety (90) business days after delivery of the Deliverable (the "Testing Period")or uses the Application in production, the Deliverable will be deemed accepted at that time. Should Intersections provide a deficiency letter to SFT within the Testing Period setting forth how the Deliverable failed in any material respect to meet the Technical Requirements, SFT shall then no more than ten (10) business days after receipt of the deficiency letter, make the Deliverable meet the Technical Requirements in all material respects. At such time as SFT has corrected the reported deficiency, it shall so state to Intersections in another written Notice of Completion and deliver the Deliverable to Intersections and Intersections will again have ten (10) business days to provide a deficiency letter or else the Deliverable will be deemed accepted.

8.3 The process defined in Sections 8.1 and 8.2 will continue until the Deliverable complies in all material respects with the Technical Requirements ("Acceptance"). However, Intersections, at its sole option, may elect to terminate this Agreement in accordance with Section 6 ("Termination") above, and have no further obligation with regard to monies owed to SFT in connection with the Deliverable, if SFT fails to cure a material deficiency ten (10) business days after Intersections has provided the fourth deficiency letter.

8.4 Acceptance under this Section 8 will in no way impair any other rights or remedies that Intersections may have, including without limitation any right to a warranty hereunder.

9. REPRESENTATIONS AND WARRANTIES.

9.1 Mutual Representations and Warranties. Each party represents and warrants to the other as follows:

(a) It is a legal entity organized and existing as specified in the preamble of this Agreement above, with all right and authority necessary to enter and perform under this Agreement;

(b) This Agreement has been duly entered into by it; and

(c) Its performance under this Agreement does not violate any law, regulation, court order or material agreement to which it is subject.

9.2 SFT Representations and Warranties. SFT represents and warrants to Intersections that that:

(a) All services provided hereunder will be performed in a good and workmanlike manner;

(b) It has not and will not provide any Deliverables or Intellectual Property, in violation of any third party Intellectual Property Right; and

(c) Any marketing collateral, data, content, or materials, provided by SFT for Intersections' use and integrating into marketing materials, in the course of using the Licensed Applications, shall comply with all applicable laws, and to SFT's knowledge shall not infringe the copyright, trade secret, privacy, publicity, or other rights of any third party.

9.3 SFT represents and warrants that at all times following Acceptance, the Licensed Applications will operate in all material respects in accordance with the Technical Requirements. In the event the Licensed Applications fail to satisfy this warranty, SFT shall correct or replace the nonconforming portion of the Customized Toolbar.

9.4 SFT represents, warrants and covenants that Licensed Applications will not contain any computer code (a) designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetical disruptions or distortions, the operation of the Licensed Applications, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"); (b) that would disable the Licensed Applications or impair in any way its operation based on the elapsing of a period of time, the exceeding of an authorized number of copies, or the advancement to a particular date or other numeral (sometimes referred to as "time bombs," "time locks," or "drop dead" devices); or (c)

that would permit SFT to access the Licensed Applications to cause such disablement or impairment (sometimes referred to as "traps," "access codes" or "trap door" devices), or any other similar harmful, malicious or hidden procedures, routines or mechanisms that would cause such programs to cease functioning or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations.

9.5 The limited warranties set forth in Sections 9.3 and 9.4 will not apply to nonconformities caused by 1) deletions or modifications performed by a party other than SFT, unless under the direction of SFT customer support and Intersections performs the changes in accordance therewith, or 2) use, adjustments, installation, or malfunction of any products or goods other than those authorized or approved by SFT. The limited warranties set forth in this Agreement are made for Intersections' benefit only.

9.6 EXCLUSIONS. (1) THE REPRESENTATIONS AND WARRANTIES SPECIFIED IN THIS PARAGRAPH 9 ARE THE SOLE WARRANTIES MADE BY ANY PARTY IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT, AND, EXCEPT AS OTHERWISE SET FORTH HEREIN, ARE MADE TO AND FOR THE BENEFIT OF THE OTHER PARTY ONLY, AND (2) NEITHER PARTY MAKES ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, WHETHER EXPRESS, IMPLIED, STATUTORY, OR ARISING FROM COURSE OF DEALING OR PERFORMANCE, AND HEREBY DISCLAIMS AND EXCLUDES FROM THIS AGREEMENT ALL IMPLIED WARRANTIES, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE.

10. INDEMNIFICATION

10.1 Obligations.

(a) Each party agrees to defend, indemnify and hold harmless the other party and each of its employees, agents, officers, directors and shareholders, from and against any claim, suit, demand, or action, including without limitation reasonable attorneys fees (each and collectively, a "Claim") arising from breach by the indemnifying party of its obligation or warranty under this Agreement.

(b) SFT agrees to defend, indemnify and hold harmless Intersections and each of its employees, agents, officers, directors and shareholders, from and against any claim, suit, demand, or action, including without limitation reasonable attorneys fees (each and collectively, a "Claim") alleging that use of Intellectual Property provided by SFT infringes or violates a third party Intellectual Property Right. If any Deliverable becomes, or in SFT's opinion is likely to become, the subject of a claim of infringement, SFT may, at its option, procure for Intersections the right to continue to use the Deliverable, or replace or modify the Deliverable to make it noninfringing. SFT will have no liability for any claim based on (a) any modification of the Deliverable, except with respect to modifications performed, authorized or approved by SFT; (b) any use of the Deliverable other than as contemplated by in this

Agreement; or (c) any use of the Deliverable with any third-party products not licensed from SFT or the combination of any third party products not licensed from SFT.

10.2 Except with respect to claims that allege that the use of SFT provided Intellectual Property infringes or violates a third party Intellectual Property Right, Intersections agrees to indemnify, defend and hold harmless SFT, its shareholders, directors, officers, employees, agents and affiliated companies from and against any losses, costs, or damages (including reasonable attorneys' fees) resulting from or in connection with any claims by third parties resulting from or in connection with promotion or distribution of the Licensed Applications by Intersections, its direct and indirect customers, provided that SFT complies with Section 10.3 below.

10.3 Procedures. Any person or entity seeking to be defended, indemnified or held harmless under this Section 10 must:

(a) Give the indemnifying party prompt notice of the Claim;

(b) Cooperate reasonably in defense of the Claim; and

(c) Allow the indemnifying party sole control of the defense; provided that the indemnified person or entity may participate in the defense, at its own expense, and the indemnifying party may not consent to any agreement, order or relief that imposes any obligation on the indemnified person or entity without the indemnified person's or entity's written consent.

11. LIMITATION OF LIABILITY

11.1 IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY INDIRECT, EXEMPLARY, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION LOST PROFITS OR OTHER ECONOMIC LOSS, LOST REIMBURSEMENTS, OR LOST DATA, EVEN IF THE BREACHING PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR CLAIM. NOTHING IN THIS SECTION 11, HOWEVER, APPLIES TO BREACH BY A PARTY OF ITS OBLIGATIONS (1) WITH RESPECT TO USE OR DISCLOSURE OF CONFIDENTIAL INFORMATION OR (2) VIOLATION OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHT.

12. MISCELLANEOUS PROVISIONS

12.1 Press Release. Each party may issue a press release announcing the relationship established by this Agreement, subject to approval of the press release content by the other party, such approval not to be unreasonably withheld or delayed. Except as otherwise set forth in this Agreement, or as otherwise agreed by the parties in writing or required by law, no party may use the other party's trademarks or trade names for promotional or publicity purposes.

12.2 Independent Contractors. Each party is an independent contractor of the other under this Agreement. This Agreement is not intended to create any other relationship between the parties, including without limitation any employment, agency, partnership, joint venture or fiduciary relationship.

12.3 Audits. SFT may audit and/or inspect the applicable Intersections records associated with the Licensed Applications during the current calendar year and the immediately prior calendar year in order to verify compliance with the terms of this Agreement. An independent audit firm will conduct any such audit during regular business hours at Intersections' facilities. Such audits shall not unreasonably interfere with Intersections' business activities. SFT shall have the right to have an audit performed no more than two times annually. Intersections agrees to provide SFT's designated audit or inspection team access to the relevant records and facilities. SFT will pay for any such audit, however, if such audit reveals an underpayment by Intersections of funds paid to SFT in the amount of five percent (5%) or more during any six month period, then Intersections shall reimburse SFT for the reasonable cost of such audit.

12.4 Assignment. This Agreement binds and inures to the benefit of each party's permitted successors and assigns. Neither party may assign this Agreement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, either party may assign this Agreement, without the other party's consent, to an Affiliate, or to an entity that acquires all of the stock, or substantially all of the assets, of the assigning party or its Affiliate, or the surviving entity in a merger with the assigning party or its Affiliate. "Affiliate" shall mean an entity that controls, is controlled by, or is under common control with, that party. Control of an entity means direct or indirect ownership of voting stock or other equity interest, in each case with sufficient authority to direct the affairs of the entity.

12.5 Nonhiring of Employees. During the term of this Agreement and for a period of 12 months after the date of termination of this Agreement, neither party, without the other party's prior written consent, may directly or indirectly employ or solicit the employment of, or contract for services from, any person employed at the vice president level or higher by the other party. Nothing in the foregoing prohibits a party from soliciting and hiring any person through a general advertisement or other means not targeted at employees of the other party.

12.6 Headings. The headings, titles, subheadings and other similar designations for the sections, subsections and exhibits of this Agreement are for convenience only and shall not be deemed to be a part of this Agreement.

12.7 Force Majeure. Neither party is liable for delays and failures in performing under this Agreement that result from any cause beyond the reasonable direct control of the party, with the exception of nonpayment.

12.8 Modification. No representation or promise, or modification or amendment to this Agreement is binding on either party unless in writing signed by authorized representatives of both parties.

12.9 Waiver. Any failure or delay in exercising, or any single or partial exercise of, any right or remedy by a party may not be deemed a waiver of any further, prior, or future right or remedy.

12.10 Governing Law and Forum. This Agreement is governed by and must be construed in accordance with the laws of the Commonwealth of Virginia, exclusive of its choice of law rules. Any lawsuit under this Agreement may be filed only in the state or federal courts in the State of Commonwealth of Virginia, and each party consents to exclusive jurisdiction and venue in those courts.

12.11 Arbitration.

(a) Any dispute, controversy or claim arising under, out of, in connection with or in relation to this Agreement, or the breach, termination, validity or enforceability of any provision hereof (a "Dispute"), if not resolved informally through negotiation between the parties, will be submitted to binding arbitration conducted in accordance with and subject to the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then applicable. If the parties mutually agree on an arbitrator from a list of arbitrators obtained from the AAA, the arbitration will be conducted by a single member arbitrator. If the parties are unable to agree on one arbitrator, each party will select one arbitrator and then the two arbitrators together shall select a third, thereby creating a three panel arbitration panel. If the matter involves Intellectual Property, each of the arbitrators selected must have background in the intellectual property law field.

(b) The arbitrator(s) will reference the rules of evidence of the Federal Rules of Civil Procedure then in effect in setting the scope of discovery, except that no requests for admissions will be permitted and interrogatories will be limited to identifying (i) persons with knowledge of relevant facts and (ii) expert witnesses and their opinions and the bases therefore. Judgment upon the award rendered in any such arbitration may be entered in any court having jurisdiction thereof.

(c) Any negotiation, mediation or arbitration conducted pursuant to this Section 12.11 will take place in the District of Columbia.

(d) Other than those matters involving injunctive relief or any action necessary to enforce the award of the arbitrator, the parties agree that the provisions of this Section 12.11 are a complete defense to any suit, action or other proceeding instituted in any court or before any administrative tribunal with respect to any Dispute or the performance of any marketing activities by either party. Nothing in this Section 12.11 prevents the parties from exercising their right to terminate this Agreement in accordance with Section 6 above, or seek injunctive relief.

12.12 Notices. All notices required to be given in writing must be sent by a nationally recognized overnight delivery service with Internet tracking capabilities, or delivered by hand in each case to the name and address designated in this section below or to such other address that the receiving party may in advance designate by written notice. Notice is deemed effective on the day after delivery to the overnight carrier, or, if by hand, the date of delivery to the party.

Intersections:	SFT:
SVP Product Development Intersections Inc. 14901 Bogle Drive, Suite 300 Chantilly, Virginia 20151	StrikeForce Technologies, Inc. 1090 King Georges Post Road Suite 108 Edison, NJ 08837 Attn: Mark Corrao, CFO
With copy to: Chief Legal Counsel Intersections Inc. 14901 Bogle Drive, Suite 300 Chantilly, Virginia 20151	

12.13 Severability. If any provision of this Agreement is declared invalid, the other provisions remain in full force and effect, and this Agreement is deemed to be amended to replace, to the extent legally possible, the rights and obligations contained in the invalid provision. The invalidity of any provision is not a failure of consideration.

12.14 Entire Agreement. Each exhibit referenced in this Agreement, is incorporated into and made part of this Agreement. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior or contemporaneous agreements, statements and representations, oral or written, between the parties relating to the subject matter of the Agreement.

12.15 Execution. This Agreement may be executed by counterparts, in original or facsimile form, each of which will be deemed one and the same original instrument.

12.16 Export Control. The parties acknowledge that the sale of the Licensed Applications is subject to the export control laws of the United States of America, including the U.S. Bureau of Export Administration regulations, as amended, and hereby agree to obey any and all such laws.

<<SPACE INTENTIONALLY LEFT BLANK>>

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused its duly authorized officers or representatives to be affixed hereto its hand as of the Effective Date.

INTERSECTIONS INC.	STRIKEFORCE TECHNOLOGIES, INC.
By: ____________	By: ____________
Name: John Scanlon	Name: Robert Denn
Title: COO	Title: President
Date Signed: January 10, 2008	Date Signed: January 11, 2008

EXHIBIT A: TECHNICAL REQUIREMENTS

EXHIBIT B: INTERSECTION COMPETITORS

EXHIBIT C: TECHNICAL SUPPORT SERVICES

EXHIBIT D: PAYMENT SCHEDULE

Second Amendment
TO
SOFTWARE LICENSE AND DEVELOPMENT AGREEMENT

THIS SECOND AMENDMENT (this "Amendment"), dated as of October 1, 2010, is entered into by and between Intersections Inc. ("Intersections"), and StrikeForce Technologies Inc. ("SFT").

RECITALS

A. Intersections and SFT entered into the Software License and Development Agreement dated 10 January 2008 (the "Agreement");

B. The parties desire to amend certain terms of the Agreement as set forth herein; and

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which each party hereby acknowledges, the parties agree as follows:

1. This Amendment is effective as of October 1, 2010.

2. The Agreement is amended as follows:

A. Section 2.1(c) is hereby deleted and replaced with the following:
"SFT shall immediately upon execution of this Amendment deliver to Intersections one copy of (1) each Deliverable set forth in Section 2.1(a) and (b) above and its related Documentation; (2) the Source Code and associated Documentation for each Deliverable; and (3) the Source Code to the License Management application (which License Management application shall enable Intersections to manage, generate and maintain the license keys to the Deliverables). Items (1) through (3) above are collectively referred to as the "Applications Source Code". In addition, SFT shall deliver to Intersections, within fifteen (15) days of release, any updates, patches, or other modifications to the Applications Source Code. The Applications Source Code shall be delivered in compact disc format or upon Intersections request, via purely electronic means and shall be understandable and usable by a trained computer-programmer and include all of the devices, programming and Documentation necessary for the maintenance of such Applications Source Code. SFT shall certify; through its Chief Technology Officer or developer, the Applications Source Code as being the most recent version and containing all code necessary to maintain the Deliverables and License Management application. In addition, Intersections may at any time validate such Applications Source Code, and SFT shall supply, at no additional cost, a person with knowledge of such Applications Source Code to assist Intersections in such validation. Intersections will take reasonable steps to maintain the Applications Source Code in a secure environment.

If there is an Event, Intersections shall be released from any license restrictions on the use, modification or transfer related to the Applications Source Code contained in this Agreement, and Intersections may make perpetual, royalty free use of such Applications Source Code. For the purposes of this Agreement an "Event" shall mean: (1) SFT fails to comply with any of the support obligations under the Agreement; (2) the Agreement is terminated by either party for any reason (except for a termination due to Intersections material breach which is not cured in accordance with Section 6.2(a)), including any termination or rejection, or any proposal therefore in a bankruptcy procedure under the Federal bankruptcy laws, including any proceeding under Title 11 of the United States Code, or under any state receivership or other similar proceeding; or (3) if SFT (i) makes a general assignment for the benefit of creditors; (ii) suffers or permits appointment of a trustee or

receiver for its business or assets if the trustee or receiver is not dismissed within 60 days; (iii) becomes subject to a voluntary or involuntary bankruptcy proceeding if the proceeding is not dismissed within 60 days; or (iv) is liquidated voluntarily or otherwise."

B. Section 3.3(b) is hereby deleted and replaced with the following:
"SFT hereby grants to Intersections a worldwide, unrestricted, perpetual, exclusive license to use, sell, copy, modify, distribute, transfer, sublicense, and adapt the Customized Toolbar (and the portions of the Base Application necessary to run, modify and use the Customized Toolbar). If there is an Event, the parties agree that such license shall be considered fully paid up and royalty free."

C. Sections 6.3(b), (c) and (d) and 12.5 are hereby deleted.

D. Insert as Section 6.5,
"SFT acknowledges that if it is a debtor in possession and either it or its trustee in bankruptcy in a case under the bankruptcy code rejects this Agreement, Intersections may elect to retain its rights under this Agreement including Section 2.1(c) and 3.3(b) above, as provided in section 365(n) of Title II United Stated Code. SFT and/or the bankruptcy trustee shall not interfere with the rights of Intersections as provided hereunder, including the right of Intersections to obtain and use the Applications Source Code."

3. Any capitalized terms not defined herein shall have the meaning given them in the Agreement.

4. The terms and conditions set forth in this Amendment shall be deemed a part of the Agreement for all purposes. In the event of a conflict or inconsistency between the terms and conditions set forth in this Amendment and those set forth in the Agreement, the terms and conditions of this Amendment shall prevail.

5. Except as provided in this Amendment, the Agreement shall remain unchanged and in full force and effect.

6. This Amendment may be executed in any number of facsimile or electronic counterparts, each of which shall be deemed to be an original and all of which taken together constitute a single agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the day and year first set forth above.

Intersections Inc.	**StrikeForce Technologies Inc.**
By:__________________	By:__________________
Name:________________	Name:________________
Title:________________	Title:________________